Exhibit 99.1

Baidu Announces Pricing of Global Offering

Beijing, China—March 17, 2021/PRNewswire/ — Baidu, Inc. (Nasdaq: BIDU) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced the pricing of the global offering (the “Global Offering”) of 95,000,000 new Class A ordinary shares (the “Offer Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”). The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$252.00 per Offer Share. Based on the ratio of eight ordinary shares per Nasdaq-listed American depositary share (“ADS”), the Offer Price translates to approximately US$260.01 per ADS based on an exchange rate of HK$7.7534 to US$1.00. Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Offer Shares are expected to begin trading on the Main Board of the SEHK on March 23, 2021 under the stock code “9888.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$23,940 million. In addition, the Company has granted the international underwriters an over-allotment option, exercisable from March 17, 2021 until 30 days thereafter, to require the Company to issue up to an additional 14,250,000 new Class A ordinary shares at the Offer Price.

The Company plans to use the net proceeds from the Offering for the following purposes: continuing to invest in technology and enhance commercialization of the Company’s innovations centered around AI; further growing Baidu Mobile Ecosystem and enhancing and diversifying monetization; and working capital and general corporate purposes to support the Company’s business operation and growth.

BofA Securities, CLSA and Goldman Sachs (in alphabetical order) are the joint sponsors and joint global coordinators for the Global Offering. CICC, UBS and CCBI are also acting as joint global coordinators.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 9, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated March 11, 2021 are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or E-mail: dg.prospectus_requests@bofa.com; CLSA Limited, E-mail: ProjectHermes@clsa.com; and Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department (1-866-471-2526), or E-Mail: Prospectus-Ny@gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated March 12, 2021.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, each ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter of 2021, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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